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VOTING INSTRUCTION FORM

INTELLIPHARMACEUTICS INTERNATIONAL INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE: ANNUAL MEETING
MEETING DATE: THURSDAY, MAY 19, 2011 AT 10:30 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF APRIL 08, 2011
PROXY DEPOSIT DATE: MAY 17, 2011
458173101

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WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
1 - THE ELECTION OF SIX DIRECTORS; -->>>	FOR 0010110 --->>>
2 - THE REAPPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ------------->>> ACCOUNTANTS, AS THE AUDITOR OF THE COMPANY AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION.	FOR 0010200 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-454-8683
INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

INTELLIPHARMACEUTICS INTERNATIONAL INC.
ANNUAL MEETING TO BE HELD 05/19/11 AT 10:30 A.M. EDT FOR HOLDERS AS OF 04/08/11

THIS SPACE INTENTIONALLY LEFT BLANK.

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

	FOR	WITHHOLD
1	☐	☐
2	☐	☐

A/C *** ISSUER COPY ***

FILL IN THE BOX " ▬ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING → ☐

P11754 458173101

Broadridge

51 MERCEDES WAY
EDGEWOOD NY 11717

2 2

INTELLIPHARMACEUTICS INTERNATIONAL INC.
30 WORCESTER ROAD
TORONTO, ON M9W 5X2
CANADA

FOLD AND DETACH HERE

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) DATE

FOLD IN HALF - DO NOT DETACH

VOTING INSTRUCTION FORM

INTELLIPHARMACEUTICS INTERNATIONAL INC.

SEE VOTING INSTRUCTIONS ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL MEETING
MEETING DATE: THURSDAY, MAY 19, 2011 AT 10:30 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF APRIL 08, 2011
PROXY DEPOSIT DATE: MAY 17, 2011
ACCOUNT NUMBER:
CUSIP: 458173101 **CUID:** P11755 E **CONTROL NO.:**

APPOINTEE(S) DR. ISA ODIDI, DR. AMINA ODIDI

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S)	VOTING RECOMMENDATIONS		ITEM	FOR	WITHHOLD
1 *- THE ELECTION OF SIX DIRECTORS; ---------->>>	FOR 0010110	--->>>	1	☐	☐
2 *- THE REAPPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ---------->>> ACCOUNTANTS, AS THE AUDITOR OF THE COMPANY AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION.	FOR 0010200	--->>>	2	☐	☐

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-474-7493 OR INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

THIS SPACE INTENTIONALLY LEFT BLANK.

ITEM(S) (FILL IN ONLY ONE BOX "▬" PER ITEM IN BLUE OR BLACK INK)

0000

2 ITEM(S)
SHARE(S)

CONTROL NO.: →

Broadridge

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

P11755 E
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1 OF 1

INTELLIPHARMACEUTICS INTERNATIONAL INC.
30 WORCESTER ROAD
TORONTO, ON M9W 5X2
CANADA

* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) DATE (DD/MM/YY)
* INVALID IF NOT SIGNED *

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